August 6, 2024

John Brenman
Chief Executive Officer
Swiftmerge Acquisition Corp.
4318 Forman Ave
Toluca Lake, CA 91602

Tristan Yopp
Chief Financial Officer
AleAnna Energy, LLC
Crecent Court, Suite 1860
Dallas, TX 75201

       Re: Swiftmerge Acquisition Corp.
           AleAnna Energy, LLC
           Registration Statement on Form S-4
           Filed July 5, 2024
           File No. 333-280699
Dear John Brenman and Tristan Yopp:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed on July 5, 2024
Cover Page

1. Please expand your disclosure to clarify that Nautilus Member will hold 93.2% of the voting power (assuming no Redemptions Rights are exercised) of outstanding Surviving
       PubCo Common Stock.
2. Please revise your disclosure here and in your proxy statement/prospectus summary regarding compensation received by Sponsor to disclose the founder shares issued to sponsor and its affiliates and the amount paid for such shares. Also revise to disclose the
 August 6, 2024
Page 2

       aggregate amount paid and to be paid to Sponsor or an affiliate of Sponsor in connection with the monthly fee of up to $1,000 for office space, administrative and support services.
       Refer to Items 1604(a)(3) and 1604(b)(4) of Regulation S-K.
3. Please revise your disclosure here, in your proxy statement/prospectus summary, and elsewhere as appropriate in your filing, to address whether the target company officers or directors have any actual or potential material conflicts of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, with unaffiliated security holders of the SPAC. Refer to Items 1603(b),
       1604(a)(4), and 1604(b)(3) of Regulation S-K.
4. We note your disclosure on page 25 indicating that pursuant to the A&R Sponsor Letter
       Agreement, the Sponsor Related Parties have agreed to vote the SPAC Ordinary Shares owned by them representing 44.9% of the issued and outstanding SPAC Ordinary Shares in favor of the SPAC Proposals. You further disclose that additionally, pursuant to the
       Investor Letter Agreements, the Investors have agreed to vote an aggregate of 1,470,994
       SPAC Class A Ordinary Shares and 2,250,000 SPAC Class B Ordinary Shares owned by them, representing approximately 54.4% of the issued and outstanding SPAC Ordinary
       Shares and 100% of the issued and outstanding SPAC Class B Ordinary Shares, in favor of the SPAC Proposals. As it appears that shareholder approval of the proposed domestication, business combination and other SPAC Proposals will be assured assuming the parties that executed voting agreements vote as indicated, please revise your disclosure here and throughout to proxy statement/prospectus to state so explicitly. If you believe shareholder approval is not assured, please explain why. Selected Definitions, page 6

5. Please expand your list of definitions to include additional industry oil and gas terms, e.g., developed reserves, developed acres, undeveloped acres, development well, exploratory well, extension well, gross well or acre, net well or acre, probable reserves, possible reserves, productive well, and unproved reserves.
Questions and Answers About the Business Combination and the Extraordinary General Meeting
Q. What happens if the Business Combination is not completed?, page 23

6. We note your disclosure here and on page 92 indicates that December 17, 2025 marks 36-
       months from the date of effectiveness of the registration statement for your initial public offering. As the registration statement for your initial public offering was declared effective on December 14, 2021, it appears the 36-month mark would be December 14,
       2024. Please advise or revise.
Q. May the Sponsor, SPAC's directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?, page 28

7.     We note your disclosure that the Sponsor and SPAC   s directors,
officers, advisors or their
       affiliates may purchase SPAC Ordinary Shares in privately negotiated transactions or in the open market either prior to or after the Closing, including from SPAC Public
       Shareholders who would have otherwise exercised their Redemption Rights. We further note your disclosure that any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount
 August 6, 2024
Page 3

       then on deposit in the Trust Account. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. To the extent that you are relying on Tender
       Offer Rules and Schedules Compliance and Disclosure Interpretation
166.01 (March
       22, 2022), please provide an analysis regarding how it applies to your circumstances.
Proxy Statement/Prospectus Summary, page 31

8. Revise the filing to provide the dilution disclosures required by Item 1604(c) of
       Regulation S-K.
Structure of Surviving PubCo Immediately After the Closing, page 31

9. Please revise the diagram to disclose the ownership percentages held by the applicable shareholder groups in Surviving PubCo and HoldCo .
Risk Factors
Since we have no operating history related to the production of natural gas assets, investors have no basis to evaluate, page 57

10. Please revise your risk factor disclosure here and elsewhere as appropriate to clearly state that AleAnna is currently in the development stage and has not generated any revenue from its operations to date.
The market price of Surviving PubCo Class A Common Stock could be adversely affected by sales of substantial amounts of Surviving PubCo, page 79

11. Please revise to quantify the number of shares subject to registration rights pursuant to the
       A&R Registration Rights Agreement.
If SPAC is deemed to be an investment company under the Investment Company Act, SPAC may be required to institute burdensome, page 98

12. Please revise to disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company and any price appreciation in the combined company, and any warrants, which would expire worthless.
BofA, as underwriters of the Initial Public Offering, was to be compensated in part on a deferred basis in connection with the Initial, page 101

13. We note your disclosure here and elsewhere that on November 7, 2022, BofA entered into a letter agreement pursuant to which BofA agreed to irrevocably waive its entitlement to its remaining deferred discount to be paid pursuant to that certain Underwriting
       Agreement, dated December 14, 2021, by and between SPAC and BofA entered into in connection with SPAC's IPO. Please expand your disclosure to discuss whether there were any disagreements or objections made to the disclosure in the filing. Also, address the material impact, if any, of agreement provisions that survive the fee waiver, such as indemnification, contribution, rights of first refusal or lockups.
 August 6, 2024
Page 4

Our ability to complete the Business Combination may be impacted if the Business Combination is subject to U.S. foreign investment, page 103

14. We note your disclosure that "Sponsor is not 'controlled' (as defined in 31 CFR 800.208)
       by a foreign person, such that the Sponsor   s involvement in the
Business Combination
       would be a    covered transaction    (as defined in 31 CFR 800.213)."
Please revise to more
       clearly tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Lastly, in your discussion of the consequences of liquidation to SPAC securityholders, also address that the warrants held by them would expire worthless.
SPAC does not have a specified maximum redemption threshold. , page 104

15. Please expand your disclosure here and elsewhere as appropriate to discuss the impact that not having a specified maximum redemption threshold may have on SPAC's securities being deemed a penny stock and listing on Nasdaq. Unaudited Pro Forma Condensed Combined Financial Information
Note 1 - Description of the Business Combination, page 114

16.    You disclose on page 114 that Footnote (f),    Excludes 11,250,000
shares of Surviving
       PubCo Class A Common Stock issuable upon the exercise of the SPAC Public
       Warrants.    However, within the table above you refer to footnote (6).
Please correct this
       inconsistency.
Note 3 - Transaction Accounting Adjustments, page 115

17. You disclose that you are still evaluating the accounting for the Blugas Settlement agreement in footnote (6). Please tell us the accounting options you are evaluating, the relevant U.S. GAAP for these options, how the payment to settle the claim to future gas production provides probable economic value and whether any changes are necessary to your pro forma financial statements.
(f) Redeemable Noncontrolling Interest, page 118

18. Please provide your accounting analysis supporting the initial classification of the redeemable noncontrolling interest as temporary equity. Further, explain to us how you will subsequently measure and account for the redeemable noncontrolling interest.
Proposal No. 1 - The Business Combination Proposal
Overview, page 126

19. Revise your disclosure to state whether or not the business combination is structured so that approval of at least a majority of SPAC's unaffiliated security holders is required.
       Refer to Item 1606(c) of Regulation S-K.
Ownership of Surviving PubCo Immediately After the Closing, page 128

20. Please address the following with respect to AleAnn's enterprise value upon the consummation of the business combination:
 August 6, 2024
Page 5

             Disclose the key assumptions used to determine the enterprise value of $620.7 million;
             Disclose how you estimated each of the key assumptions, such as the revenue growth rates and operating margins, and why these estimates are reasonable for this pre-
           revenue business; and
             Comply with the disclosure requirements of Item 1607 of Regulation S-K with respect to any reports, opinions and appraisals.
The Merger Agreement, page 142

21. We note your disclosure here and elsewhere in your filing that concurrently with the execution of the merger agreement, SPAC, AleAnna and the Sponsor Related Parties entered into the A&R Sponsor Letter Agreement pursuant to which each Sponsor Related
       Party has agreed to, among other things, certain lock-up provisions with respect to such
       Sponsor Related Party   s shares of Surviving PubCo Class A Common Stock
for
       twelve months following the Closing. Please revise to describe exceptions to the restrictions in these lock-up provisions, including any terms that would result in an earlier expiration of these provisions. Refer to Item 1603(a)(9) of Regulation
S-K.
Background to the Business Combination, page 144

22. Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of SPAC and
       AleAnna, including identifying the individuals that participated in each negotiation, the material terms that were discussed, how parties' positions differed, and how issues were resolved. Revise to clarify the material transaction terms that were included in the draft non-binding letter of intent and the letter of intent executed on April 1, 2024, and how the terms of the business combination evolved during negotiations. For example, clarify how the pre-money valuation of $665,000,000 was determined and how the transaction structure and consideration evolved during the negotiations, including the proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the transaction. Please ensure you discuss how the Up-C transaction structure was determined and the negotiation of the Investor Letter Agreements and board representation. To the extent certain terms were deemed not subject to negotiation, disclose this fact.
23. We note your disclosure that SPAC initially learned of AleAnna through its investment banker Cohen Group. Please revise to clarify Cohen's role regarding the business combination and related agreements.
24. We note your disclosure that in connection with its determination to approve the business
       combination the SPAC Board considered AleAnna   s outlook, financial
plan and future
       potential debt structure. Please expand to discuss these factors in more detail and whether the SPAC Board considered these or other factors in determining that the consideration being paid in the business combination was fair to and in the best interests of SPAC and its shareholders and appropriately reflected the underlying value
AleAnna   s tangible
       assets and attractive growth prospects. In this regard, we refer to your disclosure that in a virtual meeting on April 2, 2024 AleAnna provided a management presentation that included metrics for the expected valuation. We further note you disclose that, on April 5,
 August 6, 2024
Page 6

       2024, SPAC and its advisors further discussed comparable companies and valuation with
       AleAnna representatives including a discussion of future development plans and growth strategies.
25. Please revise your disclosure to discuss AleAnna's reasons for engaging in the business combination. Refer to Item 1605(b)(3) of Regulation S-K.
26. We note your disclosure on page 43 and elsewhere in your proxy statement/prospectus summary that pursuant to the A&R Sponsor Letter Agreement and the Investor Letter
       Agreements, the Sponsor Related Parties and certain Investors, respectively, have waived all of their redemption rights and will not have redemption rights with respect to any
       SPAC Class A Ordinary Shares owned by them, directly or indirectly, other than shares acquired in the IPO. Please disclose whether consideration (in cash or in other form of value) was provided in exchange for the agreement by these parties to waive redemption rights. Refer to Item 1603(a)(8) of Regulation S-K.
SPAC's Board of Directors Reasons for the Business Combination, page 152

27. We note that the SPAC Board determined not to obtain a fairness opinion given that its officer's and director's extensive transactional experience, particularly in the energy industry, and substantial experience in evaluating the operations and financial merits of companies in the energy industry enabled them to make the necessary analyses and determination regarding the business combination and its fairness to SPAC shareholders. Please revise to describe in greater detail such energy industry experience and all material analyses the Board relied upon in evaluating the financial aspects of the potential business combination.
28. Revise your disclosure to state whether or not a majority of SPAC's directors who are not employees of the SPAC has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the business combination and/or preparing a report concerning the approval of the business combination. Refer to Item 1606(d) or Regulation S-K.
29. Revise your disclosure to state whether or not the business combination was approved by a majority of SPAC's directors who are not employees of the SPAC. If any director of the
       SPAC voted against, or abstained from voting on, approval of the business combination, identify such persons, and indicate, if known after making reasonable inquiry, the reasons for the vote against the transaction or abstention. Refer to Item 1606(e) of Regulation S-
       K.
30. We note your statement on page 152 that according to Statista Research, "the worldwide renewable energy market in which AleAnna operates was valued at $276 billion in 2022 and is estimated to reach $369 billion by 2026, representing a CAGR of 7.5% over the forecasted period," and "the United States renewable energy market was valued at
       $61.9 billion in 2022 and is expected to grow to $74.5 billion by 2026, representing a
       CAGR of 4.7% over the same period." Please revise to provide the name and date of this report.
Material U.S. Federal Income Tax Consequences, page 187

31. Please expand your discussion to address the federal income tax consequences of the
 August 6, 2024
Page 7

       Business Combination to SPAC, AleAnna, and their respective securityholders. We note your current disclosure only addresses the consequences of the Domestication to SPAC and its securityholders. Refer to Item 1605(b)(6) of Regulation S-K. Business of Alenna, page 198

32. We note your disclosure that, in 2021, AleAnna launched a renewable natural gas
       (   RNG   ) development business focused on bringing to market carbon negative renewable
       natural gas derived from animal and agricultural waste. Please revise to explain the meaning of the term "carbon negative" as used in your proxy statement/prospectus.
Natural Gas Demand, page 199

33. We note your disclosure of the estimates of recoverable natural gas reserves for the Po
       Valley. Please expand your disclosure to clarify estimates of reserves using criteria established by the USGS may differ from estimates based on SEC definitions. As part of your expanded disclosure include the date the USGS estimates were determined.
Reserve Information
Reserve Data, page 204

34. Please expand your disclosure of proved reserves and the standardized measure, as of
       December 31, 2023, to clarify the impact to these estimates for the Blugas Settlement discussed on page 216 and in Exhibit 99.7. Refer to FASB ASC
932-235-50-10.

       This comment also applies to the comparable disclosure provided on page F-76.
Proved Undeveloped Reserves, page 204

35. Please expand your disclosure here to clarify the reasons drilled and completed wells remain classified as undeveloped and no proved undeveloped reserves have been converted to developed status, as of December 31, 2023. Your expanded disclosure should consider the definitions of developed and undeveloped reserves in Rule 4-10(a)(6)
       and (31) of Regulation S-X and your disclosures on pages 57, 197, 200, F-48 and F-6.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas
Reserves, page 204

36. Your standardized measure disclosure on page 204 states it includes the present value of net cash flows discounted at 10%; however, the table presents the undiscounted future net cash flows and the standardized measure value. Also, the table units are
labeled as    $
       Millions;    whereas, the units shown in the standardized measure table
on page F-76 are    $
       Thousands.    Please review and revise your disclosures as necessary to
remove the
       inconsistency.
37. As part of the standardized measure disclosure on page 204, you state the reserve
       estimates do not include any    possible reserves.    Please modify your
disclosure to clarify
       your reserve estimates and standardized measure do not include any "probable" or
       "possible reserves" or related cash flows, if true.
 August 6, 2024
Page 8

Acreage, page 205

38. Please expand your acreage disclosure to present the total gross and net developed acreage and the total gross and net undeveloped acreage as of December 31, 2023. In addition, please provide the expiration dates of material concentrations of your undeveloped acreage. Refer to the requirements in Item 1208 of Regulation S-K.
Drilling Activities, page 205

39. Please expand your disclosure here or under a separate heading to provide a discussion of your present activities similar to the discussion under the section
Overview    on page
       217. Refer to the disclosure requirements in Item 1206 of Regulation
S-K.
Productive Wells, page 205

40. As of December 31, 2023, you disclose the Company had no productive wells; however, we note the Company has completed and tested five production wells in the Longanesi field and completed one well each in the Gradizza and Trava fields. The definition of a productive well in Item 1208(c)(3) of Regulation S-K includes wells mechanically capable of production. Please review and revise your disclosure as needed.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
AleAnna
Liquidity and Capital Resources, page 223

41. You disclose in a risk factor that the failure of an operator of your wells or joint venture participant to adequately perform operations could reduce your production, revenues, targeted returns and lead to unexpected future cost. Please disclose how you monitor operational risks, credit risk, financial position and liquidity of Societa Padana Energia, the operator of your significant working interest in the Longanesi field.
Management of SPAC , page 253

42. We note your disclosure regarding the entities to which SPAC's executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships. Please revise to briefly describe the fiduciary duties of SPAC's officer and directors to other entities to which they have fiduciary duties. Refer to Item
       1603(c) of Regulation S-K.
Management of AleAnna and Surviving Pubco Following the Business Combination, page 256

43. Please revise to describe the business experience, principal occupations and employment, of each executive officer and director during the past five years, including the dates and duration of their employment. In addition, state the terms of office and the periods during which each officer officer and director has served as such officer and director. Refer to
       Item 401 of Regulation S-K.
Beneficial Ownership of Securities, page 267

44. Please revise your tabular disclosures to disclose the natural person(s) who have voting and/or investment control over the shares owned by Swiftmerge Holdings, LLC and
       Bonanza Resources (Texas) Inc.
 August 6, 2024
Page 9

Comparison of Rights of Surviving PubCo Shareholders and SPAC Shareholders, page 287

45. Please expand your disclosure to explain any material differences in the rights of AleAnna security holders as compared with security holders of the combined company as a result of the business combination. Refer to Item 1605(b)(4) of Regulation S-K. Swiftmerge Acquisition Corp.
Note 1. Description of Organization, Business Operations, Liquidity and Going Concern
Liquidity, Capital Resources, and Going Concern, page F-10

46. You disclose that based on the cash forecast prepared by management as of March 31,
       2024, the amounts held in the operating account will not provide you with sufficient funds to meet your operational and liquidity obligations up to the expiration date of June 17,
       2025. Please quantify the extent to which funds held in the operating account fall short of
       the cash needs for the next twelve months based on management   s
forecast.
AleAnna Energy, LLC
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
Note 3 - Acquisitions and Contingent Consideration Liability, page F-49

47. Tell us how you estimated the contingent liability amounts as of December 31, 2023, and
       March 31, 2024. Revise to disclose why the short-term contingent liability amount decreased from $14,888,021 as of December 31, 2023, to $11,406,096 as of March 31,
       2024.
AleAnna Energy, LLC
Notes to Consolidated Financial Statements
Note 13-Natural Gas Producing Activities (Unaudited), page F-75

48. Please expand your disclosure to present the costs incurred for property acquisition, exploration, and development activities as applicable for the years ended December 31,
       2023 and 2022. Refer to FASB ASC 932-235-50-17 and 18.
Reserve Information, page F-75

49. Please revise the table presenting the opening and closing balance of proved developed and undeveloped reserves at December 31 to remove the $ signs.
50. Your reconciliation of the changes in proved developed and undeveloped reserves for the year ended December 31, 2023 included only a positive revision attributable to extensions and discoveries; however, footnotes (2) and (3) to the standardized measure calculation table identified a decrease for the year-ended 2023 due to lower natural gas prices. Please review and revise your disclosures as necessary to remove the inconsistency. Refer to
       FASB ASC 932-235-50-5.

       This comment also applies to the disclosure of the changes in proved developed and undeveloped reserves that occurred during 2022 and the changes in proved undeveloped reserves presented on page 204.
 August 6, 2024
Page 10

Standard Measure of Discounted Future Cash Flow, page F-76

51. Please expand the discussion accompanying the presentation of the standardized measure to include a description similar to page 205 of the inputs to the calculation, including the clarification that future cash flows are reduced by estimated abandonment costs. Refer to
       FASB ASC 932-235-50-36.
52. Please expand your filing to include the changes in the standardized measure for the years-ended 2023 and 2022 as required by FASB ASC 932-235-50-34 and 35. Exhibits

53. We note the reserve report, filed as Exhibit 99.7, includes information relating to probable and possible reserves not disclosed in the Registration Statement on Form S-4. We believe the information in the reserve report should correlate with the disclosure in your filing.
       Therefore, either obtain and file a revised reserve report which does not include the information relating to probable and possible reserves, or revise the Registration
       Statement on Form S-4 to disclose this information in a manner consistent with the guidance in Item 1202(a)(2) of Regulation S-K.
54. Please obtain and file a revised reserve report that includes the initial reference price for natural gas excluding adjustments for differentials as part of the discussion of the primary economic assumptions. Refer to Item 1202(a)(8)(v) of Regulation S-K. General

55. We note that SPAC's sponsor is Swiftmerge Holdings, LP, a Delaware limited partnership. Please revise to describe the general character of SPAC's sponsor's business. Refer to Item 1603(a)(2) of Regulation S-K.
56.    We note your disclosure on page 232 that your management team, the SPAC
Board,
       SPAC Board of Advisors, and IVEST collectively have decades of experience in sourcing highly unique and compelling acquisitions, at favorable market prices, with beneficial deal structures, that are conducive to driving market beating equity return profiles for investors. Please revise to describe the prior SPAC experience of the SPAC sponsor, its affiliates, and any promoters. Refer to Item 1603(a)(3) of Regulation
S-K.
57. Please describe the material roles and responsibilities of the SPAC sponsor, its affiliates, including IVEST, and any promoters in directing and managing the SPAC's activities.
       Refer to Item 1603(a)(4) of Regulation S-K.
58. Please tell us if the registration statement has been signed by a majority of the board of directors of AleAnna or include such signatures in your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 6, 2024
Page 11

       Please contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez, Staff
Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Adam Namoury, Esq.
      Stephen Grant, Esq.